CUSIP No. 883906406


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ThermoEnergy Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    883906406
                                 (CUSIP Number)

                               Joseph P. Bartlett
        The Law Offices of Joseph P. Bartlett, A Professional Corporation
                       1900 Avenue of the Stars, 19th Fl.
                              Los Angeles, CA 90067
                                 (310) 201-7553

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 19, 2009
             (Date of Event Which Requires Filing of This Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  883906406

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     David Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           39,867,554
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    39,867,554
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     39,867,554
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     46.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
____________
(1) Based on 86,044,720 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No.  883906406

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Monica Chavez Gelbaum, Trustee, The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           39,867,554
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    39,867,554
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     39,867,554
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     46.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------
____________
(1) Based on 86,044,720 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

CUSIP No.  883906406

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Quercus Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     PF
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     U.S.
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         -0-
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           39,867,554
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    39,867,554
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     39,867,554
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     46.3%(1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------
____________
(1) Based on 86,044,720 shares of Common Stock, par value $0.001 per share ("Common Stock") outstanding, calculated in accordance with Rule 13d.

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CUSIP No. 883906406

Item 1.  Security and Issuer

         This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on December 31, 2007 and prior amendments thereto (the "Prior Schedules"). Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4.  Purpose of Transaction

         On October 15, 2009, David Gelbaum, David Anthony and Joseph P. Bartlett were appointed to the board of directors of the Issuer (the "Board"). David Gelbaum is one of the Reporting Persons and Messrs. Anthony and Bartlett are affiliates of the Reporting Persons.

         On November 19, 2009, the Reporting Persons, along with other investors, and the Issuer entered into that certain Securities Purchase Agreement (the "November 2009 SPA"), pursuant to which the Reporting Persons acquired certain securities of the Issuer as set forth in Item 5(c), including without limitation certain Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B CPS"). As a holder thereof, the Reporting Persons have the right to vote, along with other holders of outstanding shares of Series B CPS, by a vote of the majority, to elect and replace four members to the Board of Directors of the Issuer. All rights, preferences and privileges related to the Series B CPS are set forth in the Form 8-K and exhibits thereto filed by the Issuer with the SEC on 11/24/09 (the "November 2009 Form 8-K"), and the foregoing descriptions are qualified in their entirety by reference to the November 2009 Form 8-K.

         As reported in the Prior Schedules, the Reporting Persons originally purchased shares of Common Stock for investment purposes only, but at the present time they intend to actively take part in the management of the Issuer. Further, the Reporting Persons expressly reserve the right to seek to effect certain changes in and with the Issuer, to the extent they deem advisable from time to time, either through their representation on the Board or otherwise. Moreover, the Reporting Persons have not determined but reserve the right to exercise and/or convert their equity securities of the Issuer, purchase additional shares of Common Stock in the open market or in private transactions, or take other actions to increase the Reporting Persons' economic stake and voting influence over the Issuer. The Reporting Persons may also from time to time determine to sell Common Stock and other securities in the open market or in private transactions.

         Other than as described above, the Reporting Persons do not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent they deem advisable.


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

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 5, the Reporting Persons beneficially own 39,867,554 shares of Common Stock. This represents a sum of:

                  (i) 7,361,344 shares of Common Stock;

                  (ii) 1,458,621 shares of Series B CPS, currently convertible into 14,586,210 shares of Common Stock;

                  (iii) currently exercisable warrants to purchase up to a total of 14,000,000 shares of Common Stock at an exercise price of $0.36 per share; and

                  (iv) currently exercisable warrants to purchase up to 3,920,000 shares of Common Stock at an exercise price of $0.50 per share.

         As a result of an oversight, the Reporting Persons had acquired certain shares of Common Stock as interest payment to the Secured Convertible Promissory Notes then held by the Reporting Persons, which issuances were not reported in the Prior Schedules. The Reporting Persons hereby report such acquisition of Common Stock by the Reporting Persons as follows:

                     Date                    Number of Shares
                     ----                    ----------------

                  12/31/2008                      124,172
                  3/31/2009                       103,143
                  7/1/2009                        209,862


         The foregoing in the aggregate represents a beneficial ownership of 46.3% of the currently issued and outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as reported on the Issuer's 10-K filed on October 8, 2009 and after giving effect to the conversion of the above-described notes and exercise of the above-described warrants).

         (b) The Reporting Persons have shared voting and dispositive power with respect to 39,867,554 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over shares of Common Stock beneficially owned by the Trust.

         (c) On November 19, 2009, the Reporting Persons entered into the November 2009 SPA, pursuant to which they acquired the following securities of the Issuer for a cash payment of $700,000 and the cancellation of the principal and all accrued and unpaid interest on all of the outstanding Secured Convertible Promissory Notes of the Reporting Persons:

              (i) 1,458,621 shares of Series B CPS, currently convertible into 14,586,210 shares of Common Stock and subject to certain adjustments to the conversion as more particularly set forth in the November 2009 Form 8-K and the Certificate of Designation filed with the Secretary of State of the State of Delaware on 11/18/2009, a copy of which is attached as Exhibit 3(i) to the November 2009 Form 8-K;

              (ii) currently exercisable warrants to purchase up to 2,800,000 shares of Common Stock at an exercise price of $0.50 per share and expiration date of 11/30/2014.

              The terms and conditions of the November 2009 SPA and its related transactions are more fully described in the November 2009 Form 8-K and the full text of which and the exhibits thereto are incorporated herein by this reference.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         (a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

         (b) Common Stock Purchase Warrant dated as of 11/19/2009, a form of which is attached as Exhibit 3(ii) to the November 2009 Form 8-K.

         (c) Securities Purchase Agreement dated as of 11/19/2009 a form of which is attached as Exhibit 10.1 to the November 2009 Form 8-K.

         (d) Mutual Release dated as of 11/19/2009 a form of which is attached as Exhibit 10.2 to the November 2009 Form 8-K.

         (e) Voting Agreement dated as of 11/19/2009 a form of which is attached as Exhibit 10.3 to the November 2009 Form 8-K.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:      Agreement Regarding Joint Filing of Amendment No. 5 to
                         Schedule 13D

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated: November 25, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust

                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 5 TO SCHEDULE 13D
       -------------------------------------------------------------------



         The undersigned agree that the Amendment No. 5 to Schedule 13D with respect to the Common Stock of ThermoEnergy Corporation is a joint filing being made on their behalf.


Dated: November 25, 2009         /s/ David Gelbaum
                                -----------------------------------------------
                                David Gelbaum, Co-Trustee of The Quercus Trust



                                /s/ David Gelbaum,  As Attorney-in-fact for
                                Monica Chavez Gelbaum
                                -----------------------------------------------
                                Monica Chavez Gelbaum, Co-Trustee of The
                                Quercus Trust


                                /s/ David Gelbaum
                                -----------------------------------------------
                                The Quercus Trust, David Gelbaum, Co-Trustee
                                of The Quercus Trust